UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2025

Commission File Number: 001-41804

Davis Commodities Limited

(Registrant’s Name)

10 Bukit Batok Crescent, #10-01, The Spire

Singapore 658079

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Appointment of Executive Director

Effective August 1, 2025, the Board of Directors (the “Board”) of Davis Commodities Limited (the “Company”) appointed Ms. Zhu Meiju (“Ms. Zhu”) as executive director of the Company.

Ms. Zhu holds a bachelor’s degree from Zhanjiang Ocean University. She has held senior roles in administration and financial services at multiple multinational companies, including positions as administrative manager and sales representative. Ms. Zhu brings expertise in budget oversight, team leadership, and client relations, and will help drive the Company’s operational and strategic development.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Davis Commodities Limited

By:	/s/ Li Peng Leck
Name:	Li Peng Leck
Title:	Executive Chairperson and Executive Director (Principal Executive Officer)

Date: August 11, 2025

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